MOONLAKE IMMUNOTHERAPEUTICS

Dorfstrasse 29
6300 Zug, Switzerland

VIA EDGAR

July 29, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	MoonLake Immunotherapeutics

Registration Statement on Form S-1 (File No. 333-262643)

To Whom it May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), MoonLake Immunotherapeutics (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 2, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Branden C. Berns at (415) 393-4631.

Sincerely,

MoonLake Immunotherapeutics

/s/ Matthias Bodenstedt
Matthias Bodenstedt
Chief Financial Officer

cc:	Branden C. Berns, Gibson, Dunn & Crutcher LLP